Exhibit 15
Telvent Announces Fourth Quarter and
Fiscal Year 2005 Financial Results
•	Full year revenues Increase 28.7 % to €402.4 Million.

•	Full year Pro Forma EPS of €0.62 Per Diluted Share.

•	Record New Order Bookings of €160.8 Million in the Fourth Quarter.
Madrid – March 1, 2006 – Telvent GIT, S.A. (NASDAQ: TLVT), the Global RealTime Information Technology Company, today announced unaudited financial results for the fourth quarter and fiscal year ended December 31, 2005.
Telvent’s fourth quarter 2005 revenues totaled €131.0 million, an increase of €17.6 million or 15.6 percent, versus €113.4 million reported for the fourth quarter of 2004.
Net income for the fourth quarter 2005 was €5.4 million, an increase of €1.6 million or 43.0 percent, versus €3.8 million reported for the fourth quarter of 2004. Earnings per diluted share for the fourth quarter were €0.19 (based on a weighted average of 29,247,100 shares outstanding), compared to €0.14 per diluted share (27,064,405 shares) in the fourth quarter of 2004. Pro forma net income for the fourth quarter 2005 was €6.1 million, an increase of 43.6 percent, versus €4.3 million for the fourth quarter of 2004. Pro forma earnings per diluted share (EPS) for the fourth quarter 2005 were €0.21 (29,247,100 shares), versus €0.16 (27,064,405 shares) for the fourth quarter of 2004.
Revenues for the fiscal year 2005 totaled €402.4 million, an increase of €89.8 million or 28.7 percent, versus €312.6 million reported for fiscal year 2004.
Net income for the fiscal year 2005 totaled €14.4 million, an increase of €4.2 million or 41.6 percent, versus €10.1 million reported for fiscal year 2004. Earnings per diluted share for fiscal year 2005 were €0.49 (29,247,100 shares), compared to €0.47 per diluted share (21,775,752 shares), for the comparable twelve month period in 2004. Pro forma net income for the fiscal year 2005 was €18.0 million, an increase of 31.0 percent, versus €13.8 million for the same period of 2004. Pro forma EPS for fiscal year 2005 was €0.62 (29,247,100 shares) versus €0.63 (21,775,752 shares) for fiscal year 2004.

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Pro forma net income excludes the amortization of intangible assets from the acquisitions’ purchase price allocations, stock compensation plan expenses, and mark to market hedging, that Telvent believes are not indicative of its core performance or results. A reconciliation between GAAP and pro forma net income is provided in this release in a table immediately following the condensed consolidated financial statements.
Manuel Sánchez, Chairman and Chief Executive Officer, said, “I am pleased with the results delivered by the Telvent team in 2005, with top and bottom line results exceeding the upper ranges of previously announced guidance. We continued to see strong momentum in new order bookings in the fourth quarter of 2005. The addition of strategically important new business, such as the contract we signed with the Swedish utility, Vattenfall, Eldistribution AB, in the Energy sector, and continued growth in the number of existing customers upgrading to our higher value-added solutions highlight the strength of Telvent’s products and services. Our strong backlog and pipeline position us well to continue delivering solid growth in 2006.”
Gross margin was 18.1 percent in the fourth quarter of 2005 compared to 19.7 percent in the fourth quarter of 2004. Gross margin for fiscal 2005 was 20.5 percent, compared to 21.4 percent in 2004.
Operating expenses, as a percentage of revenues, in the fourth quarter of 2005 decreased to 13.0 percent from 14.7 percent in the same quarter of 2004. Operating expenses for the year, as a percentage of revenues, decreased to 15.3 percent in 2005 from 16.2 percent in 2004.
Income from operations, as a percentage of revenues, was 5.1 percent for both the fourth quarter of 2005 and the fourth quarter of 2004. Income from operations, as a percentage of revenues, was 5.3 percent for both fiscal year 2005 and fiscal year 2004.
As of December 31, 2005, cash and cash equivalents were €83.2million and total debt (including net €22.7 million credit line due from related parties) was €25.1 million, resulting in a net cash position of €58.1 million. As of December 31, 2004, net cash position was €64.5 million.
For fiscal year 2005, cash provided by operating activities was €2.6 million compared to €25.1 million provided in 2004.
Segment Discussion
Energy
Revenues for the Energy sector in the fourth quarter 2005 were €49.0 million, an increase of €6.7 million, or 15.9 percent, from €42.2 million in the fourth quarter

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2004. Gross margin in this sector was 14.7 percent in the fourth quarter 2005 versus 16.7 percent in the same period in 2004. The most significant contract in this sector during the fourth quarter was the €67 million contract signed with Vattenfall, Eldistribution AB, for the supply, installation, test, integration, operation and maintenance of up to 300,000 domestic meters over a period of five years. This project is one of the most extensive programs ever conducted for the installation of modern, intelligent infrastructure for automatic metering.
In the Oil and Gas area, Telvent signed a US $22.9 million (approximately €19.2 million) contract with Pemex Refinación in México for the design, engineering, construction, installation and commissioning of operation, control and measurement systems for eleven distribution and storage terminals. With the inclusion of these systems, Telvent will have automated 42 of the 66 terminals operated by Pemex.
Revenues for the Energy sector in 2005 were €177.6 million, an increase of €54.2 million, or 43.9 percent, from €123.5 million in 2004. Gross margin in this sector was 20.3 percent in 2005, versus 21.3 percent in 2004.
Traffic
Revenues for the Traffic sector in the fourth quarter 2005 were €39.7 million, a decrease of €5.3 million, or 11.7 percent, from €45.0 million in the fourth quarter 2004. Gross margin in this sector was 14.6 percent in the fourth quarter 2005 versus 15.0 percent in the same period in 2004. The most significant contract in this sector during the fourth quarter was the National Enforcement Information System (PRIDE Project), for the Spanish Traffic Authority. The contract includes handheld terminals and back office processing systems. Total contract amount exceeding €5.3 million.
Revenues for the traffic sector in 2005 were €124.6 million, an increase of €10.1 million, or 8.8 percent, from €114.5 million in 2004. Gross margin in this sector was 16.3 percent in 2005 versus 17.3 percent in 2004.
Transport
Revenues for the Transport sector in the fourth quarter 2005 were €12.4 million, an increase of €6.0 million, or 93.9 percent, from €6.4 million in the fourth quarter 2004. Gross margin in this sector was 18.9 percent in the fourth quarter 2005 versus 19.3 percent in the same period in 2004. The most significant contract in this sector during the fourth quarter was the €7.6 million contract for an automatic fare collection and passenger information systems for Instituto Autónomo de Ferrocarriles (IAFE), the Venezuelan national railway operator. This project is Telvent’s first contract in the transportation sector in Venezuela, a country that is

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undertaking an ambitious plan for the growth of railroad corridors and other major transportation systems.
Revenues for the Transport sector in 2005 were €29.2 million, an increase of €9.1 million, or 45.5 percent, from €20.1 million in 2004. Gross margin in this sector was 20.7 percent in 2005, versus 20.6 percent in 2004.
Environment
Revenues for the Environment sector in the fourth quarter 2005 were €18.2 million, an increase of €9.0 million, or 96.8 percent, from €9.3 million in the fourth quarter 2004. Gross margin in this sector was 24.0 percent in the fourth quarter 2005, versus 32.4 percent in the same period in 2004. The most significant contract in this sector during the fourth quarter was the upgrading of the water treatment and distribution SCADA system at the Dublin Road Water Plant for the City of Columbus, Ohio (USA). Under this contract, Telvent systems manage three water treatment plants and the distribution network that supply water to a population of over 1 million in central Ohio. The total contract amount exceeds €1 million.
Revenues for the Environment sector in 2005 were €36.0 million, an increase of €8.1 million, or 29.0 percent, from €27.9 million in 2004. Gross margin in this sector was 23.3 percent in 2005, versus 24.5 percent in 2004.
Other
Revenues for the Other sector in the fourth quarter 2005 were €11.7 million, an increase of €1.2 million, or 11.8 percent, from €10.5 million in the fourth quarter 2004. Gross margin in this sector was 33.7 percent in the fourth quarter 2005, versus 41.1 percent in the same period in 2004. The most significant contract in this sector during the fourth quarter was the design and installation of a border control system for the Spanish Police Document Validation Department. The project will allow the capture of data from passengers crossing the Spanish borders, identity checking and passport authentication. The project will implement advanced technologies, such as face recognition and image pattern identification. This is Telvent’s first border security project and the first project signed with the Spanish Homeland Security Ministry. The contract amount exceeds €3.0 million.
Revenues for the Other sector in 2005 were €35.0 million, an increase of €8.3 million, or 31.3 percent, from €26.6 million in 2004. Gross margin in this sector was 34.0 percent in 2005 versus 37.1 percent in 2004.

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Backlog
Backlog (representing the portion of signed contracts for which performance is pending) was €388.9 million as of December 31, 2005, which reflects 40.1 percent growth over the €277.6 million in backlog at the end of December 2004.
This Backlog information was determined in accordance with U.S. GAAP (previously determined in accordance with Spanish GAAP).
New Bookings
Bookings (or new contracts signed) in the fourth quarter 2005 were a record €160.8 million and included the Vattenfall contract. This record is indicative of the continued success of the Company’s new products and services solutions, sales and marketing activity, and acquired businesses. These drove bookings for full year 2005 to €480.4 million, an increase of 22.6 percent versus €392.0 million for 2004.
Pipeline
Pipeline, measured as management’s estimates of real opportunities within the next 6 to 12 months, is approximately €1.34 billion.
Business Outlook
For fiscal year 2006, Telvent expects revenues to grow organically (excluding any contributions from acquisitions) within the range of 10 to 12 percent, versus fiscal year 2005 revenues. Telvent forecasts full-year 2006 pro forma earnings per share will be within a range of €0.74 per diluted share to €0.78 per diluted share. Pro forma earnings per share were determined by using a weighted average number of shares issued and outstanding in the period of 29,247,100 shares.
Use of Non-GAAP Financial Information
To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we use certain non-GAAP measures, including pro forma net income and pro forma EPS. Pro forma net income and pro forma EPS are adjusted from GAAP-based results to exclude certain costs and expenses that we believe are not indicative of our core operating results. Pro forma results are one of the primary indicators management uses for evaluating historical results and for planning and forecasting future periods. We believe pro forma results provide consistency in our financial reporting, which enhances our investor’s

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understanding of our current financial performance as well as our future prospects. Pro forma results should be viewed in addition to, and not in lieu of, GAAP results.
Conference Call Details
Telvent Chairman and CEO, Manuel Sánchez, Chief Financial Officer Ana Plaza, and Jose Ignacio del Barrio, Executive Vice President of Business Development and Head of Investor Relations, will conduct a conference call to discuss the fourth quarter and fiscal year 2005 results, which will be simultaneously webcast at 9:00 A.M. Eastern Time / 3:00 P.M. Madrid Time on Thursday, March 2, 2006.
To access the conference call, participants in North America should dial 800-374-0724 and international participants should dial +1 (706) 634-1387. A live webcast of the conference call will be available on the investor relations zone of Telvent’s corporate web site at www.telvent.com. Please visit the web site at least 15 minutes early to register for the teleconference webcast and download any necessary audio software. A replay of the call will be available on the web site approximately two hours after the conference call is completed.
About Telvent
Telvent (Nasdaq: TLVT), the Global RealTime IT Company, specializes in high value-add solutions and services in four industry sectors (Energy, Traffic, Transport and Environment). Its technology allows high performing companies to make real-time business decisions using data acquisition, control, and advanced operational applications, providing secure actionable information delivery to the enterprise.
Investor Relations Contact:
José Ignacio del Barrio
Phone: +34 902-335599
Email: jibarrio@telvent.abengoa.com
Mark Jones
Phone: +1 646-284-9414
Email: mjones@hfgcg.com
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes”, “expects”, “may”, “anticipates”, “plans”, “intends”, “assumes”, “will”, “forecasts”, or similar expressions. Forward-looking statements reflect management’s current expectations, as of the date of this press release, and involve certain risks and uncertainties. Telvent’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the “Risk Factors” described in Telvent’s Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Securities and Exchange Commission on May 13, 2005.

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Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	December 31,	December 31,
	2005	2004

Assets:
Current assets:
Cash and cash equivalents	€80,010	€80,515
Restricted cash	3,183	8,028
Available-for-sale securities and other short-term investments	709	1,231
Derivative contracts	1,194	4,046
Accounts receivable	102,967	84,536
Unbilled revenues	77,069	36,683
Due from related parties	45,449	37,848
Inventory	11,622	10,760
Deferred tax assets	3,055	3,751
Other current assets	1,532	659

Total current assets	€326,790	€268,057
Other investments	1,870	2,137
Property, plant and equipment, net	52,965	53,586
Long-term receivables and other assets	11,317	3,198
Deferred tax assets	22,102	18,004
Other intangible assets, net	10,143	9,789
Goodwill	16,862	13,689

Total assets	€442,049	€368,460

Liabilities and shareholders’ equity:
Accounts payable	€150,245	€123,278
Billing in excess of costs and estimated earnings	20,417	16,466
Accrued and other liabilities	11,457	7,696
Income and other taxes payable	22,504	11,778
Deferred tax liabilities	3,082	3,096
Due to related parties	11,146	6,194
Current portion of long-term debt	8,515	9,208
Short-term debt	23,958	18,748
Short-term leasing obligations	1,948	1,960
Derivative contracts	1,440	2,602

Total current liabilities	€254,712	€201,026
Long-term debt less current portion	15,310	16,875
Long-term leasing obligations	4,035	4,130
Other long term liabilities	7,507	8,747
Deferred tax liabilities	673	323
Unearned income	211	525

Total liabilities	€282,448	€231,626

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	As of	As of
	December 31,	December 31,
	2005	2004
Minority interest	1,604	863

Shareholders´ equity:
Common stock, 3.005 € par value, 29,247,100 shares authorized and outstanding, same class and series	87,889	87,889
Additional paid-in capital	40,471	40,319
Deferred Compensation	(2,044)	(3,305)
Cumulative other comprehensive income (loss)	2,884	(3,364)
Retained earnings	28,797	14,432

Total shareholders’ equity	€157,997	€135,971

Total liabilities and shareholders’ equity	€442,049	€368,460

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Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended December 31,		Year Ended December 31,
	2005	2004	2005	2004
Revenues	€130,997	€113,354	€402,369	€312,571
Cost of revenues	107,344	91,013	319,712	245,578

Gross profit	€23,653	€22,341	€82,657	€66,993

General and administrative	7,164	5,000	25,286	21,446
Sales and marketing	3,505	4,190	13,023	10,118
Research and development	4,548	4,981	14,980	11,060
Depreciation and amortization	1,806	2,443	8,225	7,904

Total operating expenses	€17,023	€16,614	€61,514	€50,528

Income from operations	6,630	5,727	21,143	16,465
Financial (expense), net	(1,629)	530	(3,432)	(2,313)
Other income, net	—	(8)	—	88

Total other (expense)	€(1,629)	€522	€(3,432)	€(2,225)

Income before income taxes	5,001	6,249	17,711	14,240
Income tax expense (benefit)	(177)	3,741	2,972	4,749

Net income before minority interest	€5,178	€2,508	€14,739	€9,491

Profit attributable to minority interests	244	1,283	(373)	654

Net income	€5,422	€3,791	€14,366	€10,145

Earnings per share
Basic and diluted net income per share	€0.19	€0.14	€0.49	€0.47

Weighted average number of shares outstanding
Basic and diluted	29,247,100	27,064,405	29,247,100	21,775,752

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Unaudited Consolidated Statements of Cash Flows
(In thousands of Euros, except share and per share amounts)

	Year Ended December 31,
	2005	2004
Cash Flow from operating activities:
Net income (loss) before minority interest	€14,737	€9,491
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	10,625	9,015
Foreign exchange (gains) losses	849	882
Allowance for doubtful accounts	485	307
Deferred income taxes	(3,066)	(6,364)
Compensation related to the stock compensation plan	1,413	2,258
Gains on sales of investments	—	(88)
Change in operating assets and liabilities:
Accounts receivable	(18,058)	8,195
Inventory	(1,136)	3,166
Unbilled revenues	(36,917)	(10,830)
Accounts payable, related parties and other assets	23,796	3,706
Billing in excess of cost and estimated earnings on uncompleted contracts	3,951	5,237
Accrued and other liabilities, related parties payable	17,474	(8,045)
Due to temporary Joint Ventures	(11,515)	8,129

Net cash provided by operating activities	€2,638	€25,059

Cash Flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	4,845	(8,028)
Due from related parties	(5,018)	2,651
Miner&Miner deferred payment	(3,147)	—
Almos Systems acquisition	(1,810)	—
Purchase of property, plant & equipment	(3,894)	(4,931)
Acquisition of investments, net of cash	—	(7,043)
(Acquisition) Disposals of investments	(1,553)	30,889

Net cash (used in) provided by investing activities	€(10,577)	€13,538

Cash flows from financing activities:
Proceeds from long-term debt	9,196	1,982
Repayment of long-term debt	(15,128)	(11,371)
Proceeds and repayment of short-term debt, net	5,210	(5,439)
Proceeds from issuance of common stock, net	—	60,518
Due to related parties	3,099	(30,183)
Capital contributions related to Telvent Factory Holding AG	—	(3,624)

Net cash (used in) provided by financing activities	€2,377	€11,883

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	Year Ended December 31,
	2005	2004
Net (decrease) increase in cash	€(5,562)	€50,480
Net effect of foreign exchange in cash and cash equivalents	5,057	(950)
Cash and cash equivalents at the beginning of period	69,582	27,735
Joint venture cash and cash equivalents at the beginning of period	10,933	3,250

Cash and cash equivalents at the end of period	€80,010	€80,515

Supplemental disclosure of cash information:
Cash paid for the period:
Income taxes	€1,153	€439
Interest	€5,802	€6,419

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Reconciliation between GAAP and Proforma Net Income and EPS
(In thousands of Euros, except share and per share amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2005	2004	2005	2004

GAAP basis income before income taxes	€5,001	€6,249	€17,711	€14,240

Adjustments to Net Income
Amortization of intangibles	1,256	589	2,756	2,307
Stock compensation plan expenses	414	1,199	1,413	2,258
Mark to market derivatives	(797)	(1,241)	705	(207)

Total Adjustments	873	547	4,874	4,358

Adjusted income before income taxes	€5,874	€6,796	€22,585	€18,598

Income tax provision	16	(3,513)	(4,183)	(5,484)
Profit attributable to minority interests	244	990	(373)	654

Proforma Net Income	€6,134	€4,273	€18,029	€13,768

Earnings per share
Basic and diluted net income per share	€0.21	€0.16	€0.62	€0.63

Weighted average number of shares outstanding
Basic and diluted	29,247,100	27,064,405	29,247,100	21,775,752